

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2010

By U.S. Mail and facsimile to (213) 271-1614

Timothy J. Shaheen
Chief Financial Officer
Cadiz Inc.
550 S. Hope Street, Suite 2850
Los Angeles, California 90071

       Re: Cadiz Inc.
             Form 10-K for Fiscal Year Ended December 31, 2009
             Filed March 15, 2010
             Definitive Proxy Statement on Schedule 14A
             Filed April 27, 2010
             File No. 000-12114

Dear Mr. Shaheen:

      We have completed our review of your filings and do not have any further comments at this time.

               Sincerely,

               H. Christopher Owings
               Assistant Director